                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                            American Paging, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Shares ($1.00 par value)
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    02882K10
           --------------------------------------------------------
                                 (CUSIP Number)

                     LeRoy T. Carlson, Jr. (312) 630-1900
                    President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
           30 N. LaSalle Street, Suite 4000, Chicago Illinois 60602
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 22, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 10 Pages
                                        --

CUSIP No. 02882K10                   13D                 Page   2 of   10 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Iowa
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power - 16,500,000 shares -
 Beneficially Owned               Includes 12,500,000 Series A Common Shares,
 by Each Reporting                which have ten votes per share on all matters
 Person With                      and are convertible on a share-for-share basis
                                  into Common Shares, and 4,000,000 Common
                                  Shares. See Item 5 for further explanation.
                             --------------------------------------------------
                              (8) Shared Voting Power
                                  - 0 -
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  Same as Row (7)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Same as Row (7).
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 52.3% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 97.3% of their combined voting power.**
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**Based on 7,642,146 Common Shares and 12,500,000 Series A Common Shares outstanding on December 17, 1997

CUSIP No. 02882K10                   13D                 Page   3 of   10 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     The Trustees of The Voting Trust under Agreement dated June 30, 1989
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               - 0 -
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power - 16,500,000 shares -
                                  Includes 12,500,000 Series A Common Shares,
                                  which have ten votes per share on all matters
                                  and are convertible on a share-for-share basis
                                  into Common Shares, and 4,000,000 Common
                                  Shares. See Item 5 for further explanation.
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  Same as Row (8)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Same as Row (8).
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 52.3% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 97.3% of their combined voting power.**
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

**Based on 7,642,146 Common Shares and 12,500,000 Series A Common Shares outstanding on December 17, 1997

Schedule 13D
Issuer:  American Paging, Inc.
Page 4 of 10

    This Amendment No. 1 to the Schedule 13D is being filed pursuant to
Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"), and the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended ("The Voting Trust"). This Amendment No. 1 amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 22, 1994 by TDS and The Voting Trust. This amended and restated
Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share (the "Common Shares"), and/or Series A Common Shares, par value $1.00 per share (the "Series A Common Shares"), of American Paging, Inc., a Delaware corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER

        This statement relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 1300 Godward Street, N.E., Suite 3100, Minneapolis, Minnesota 55413-1767.

ITEM 2.  IDENTITY AND BACKGROUND

        TDS AND THE TRUSTEES OF THE VOTING TRUST ARE FILING THIS SCHEDULE 13D AMENDMENT CONCERNING THEIR DIRECT AND INDIRECT BENEFICIAL OWNERSHIP OF COMMON SHARES. THE FOLLOWING SETS FORTH INFORMATION WITH RESPECT TO ITEMS 2(a) THROUGH 2(f) FOR TDS AND THE TRUSTEES OF THE VOTING TRUST.

        TDS. TDS is an Iowa corporation. The principal business and office address of TDS is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone, cellular telephone and radio paging operations, and is developing personal communications services. The information with respect to the directors and executive officers of TDS is set forth in Appendices A and B hereto and incorporated herein by reference.

        THE TRUSTEES OF THE VOTING TRUST. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS's Series A Common Shares, par value $1.00 per share (the "TDS Series A Common Shares") and was created to facilitate long-standing relationships among the trusts' certificate holders.
 Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

        To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
Issuer: American Paging, Inc.
Page 5 of 10

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source of funds to be used to purchase additional Common Shares will come from the general corporate resources of TDS, including working capital and/or draw downs under bank lines of credit, and in the aggregate is expected to amount to approximately $8,100,000.

ITEM 4.  PURPOSE OF TRANSACTION

        On December 22, 1997, TDS, TSR Paging Inc., a Delaware corporation ("TSR"), and TSR Wireless LLC, a Delaware limited liability company ("TSR Wireless"), entered into an Asset Contribution Agreement (the "Asset Contribution Agreement"). In accordance with the terms and conditions of the Asset Contribution Agreement, TDS has agreed to propose to negotiate and enter into a merger agreement with the Issuer pursuant to which a wholly owned subsidiary of TDS would acquire all of the issued and outstanding stock of the Issuer not owned by TDS. TDS is not, however, required to complete a merger which does not have the recommendation of a special committee of the independent directors of the Issuer. Following such merger, the Common Shares of the Issuer presently listed for trading on the American Stock Exchange, Inc. would be delisted and the registration of the Common Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act") would be terminated. Upon consummation of such merger, TDS and TSR, in accordance with the terms and conditions of the Asset Contribution Agreement, would combine their respective paging businesses, and TDS would cause the Issuer to contribute substantially all of the assets and certain, limited, liabilities of the Issuer, and TSR would contribute all of its assets and liabilities into TSR Wireless. TSR Wireless would not assume approximately $170 million of debt owed by Issuer to TDS pursuant to the Revolving Credit Agreement, as amended (the "Revolving Credit Agreement"), between TDS and Issuer. The Issuer, which would be then be a wholly owned subsidiary of TDS, would have a 30% interest and TSR would have a 70% interest in TSR Wireless, subject to adjustment pursuant to the terms of the Asset Contribution Agreement. A copy of the Asset Contribution Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety.

        Concurrently with the execution and delivery of the Asset Contribution Agreement, TDS and TSR Wireless executed and delivered an option agreement (the "Option Agreement"), pursuant to which TDS granted TSR Wireless an option to acquire the intercompany payables owed by the Issuer to TDS pursuant to the Revolving Credit Agreement. Such option would become exercisable upon certain conditions, including failure of the special committee of independent directors of the Issuer to approve the merger contemplated by the Asset Contribution Agreement or the withdrawal by such special committee of its approval of the merger contemplated by the Asset Contribution Agreement. A copy of the Option Agreement is attached hereto as
Exhibit 2.2 and is incorporated herein by reference in its entirety.

        On December 23, 1997, TDS delivered to the Board of Directors of the Issuer (the "Board") a letter dated December 23, 1997 (the "Proposal Letter") in which TDS offered to enter into a merger agreement with the Issuer pursuant to which a subsidiary of TDS would acquire all of the issued and outstanding Common Shares not owned by TDS for cash in an amount equal to
$2.25 per share.   A copy of the Proposal Letter is attached hereto as
Exhibit 99.1 and is incorporated herein by reference in its entirety.

        On December 23, 1997, TDS issued a press release relating to the events described above. A copy of the press release is attached hereto as
Exhibit 99.2 and is incorporated herein by reference in its entirety.

Schedule 13D
Issuer: American Paging, Inc.
Page 6 of 10

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (I)   TDS

              (a) As of December 17, 1997, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 16,500,000 Common Shares representing 81.9% of such shares. This includes 4,000,000 Common Shares and 12,500,000 Series A Common Shares, which have ten votes per share on all matters and are convertible at any time on a share-for-share basis into Common Shares.

              (b)      (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:

                             TDS is the direct beneficial owner of 4,000,000 Common Shares and 12,500,000 Series A Common Shares of the Issuer representing 81.9% of all classes of capital stock of the Issuer. The Series A Common Shares have ten votes per share on all matters and are convertible at any time on a share-for-share basis into Common Shares. TDS has sole voting power with respect to an aggregate 4,000,000 Common Shares and 12,500,000 Series A Common Shares, representing 97.3% of the combined voting power of the Common Shares and the Series A Common Shares.

                      (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:

                             None.

                      (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                             TDS has sole power to dispose of 4,000,000 Common Shares and 12,500,000 Series A Common Shares, representing 81.9% of all classes of capital stock outstanding of the Issuer.

                      (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                             None.

              (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 4 and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.


              (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by TDS.

Schedule 13D
Issuer: American Paging, Inc.
Page 7 of 10

              (e)     Not Applicable.

        (II)  DIRECTORS AND EXECUTIVE OFFICERS OF TDS.

              (a) - (b)  See Appendix D attached hereto and incorporated herein by reference.

              (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions other than the aforementioned were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

              (e)     Not applicable.

        (III) THE VOTING TRUST.

              (a) As of December 17, 1997, The Voting Trust may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 16,500,000 Common Shares representing 81.9% of such shares. This includes 4,000,000 Common Shares and 12,500,000 Series A Common Shares.

              (b)     (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:

                             None.

                      (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:

                             The Voting Trust is the direct beneficial owner of TDS Series A Common Shares. The Voting Trust holds and the trustees vote 6,334,473 TDS Series A Common Shares, representing approximately 91% of outstanding TDS Series A Common Shares and approximately 52% of the combined voting power of TDS Series A Common Shares and TDS's Common Shares, par value $1.00 per share (the "TDS Common Shares").(*) Therefore, The Voting Trust may direct a majority of the combined voting power of TDS, which has sole voting power with respect to approximately 97.3% of the combined voting power of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

                      (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

---------------------------
(*) Based on 52,633,558 TDS Common Shares and 6,933,233 TDS Series A Common Shares outstanding on November 30, 1997.

Schedule 13D
Issuer: American Paging, Inc.
Page 8 of 10

                             None.

                      (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                             The information contained in Item 5.III(b)(ii) above is incorporated herein by reference.
                             Through the ability to direct a majority of the combined voting power of TDS, The Voting Trust trustees share the power to direct the disposition of 4,000,000 Common Shares and 12,500,000 Series A Common Shares, representing 81.9% of all classes of capital stock outstanding of the Issuer.

              (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by The Voting Trust.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by The Voting Trust.

              (e)     Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

        The Voting Trust trustees hold and vote 6,334,473 TDS Series A Common Shares, representing approximately 91% of the outstanding TDS Series A Common Shares, and approximately 52% of the combined voting power of TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 97.3% of the combined voting power of the Issuer.

        TDS and the Issuer have entered into an Exchange Agreement (the "Exchange Agreement") which grants TDS the right to purchase additional Common Shares sold by the Issuer to the extent necessary for TDS to maintain its proportionate interests in Common Shares. The Exchange Agreement also contains provisions which contemplate that the Issuer may issue to TDS from time to time additional Series A Common Shares.

        TDS and the Issuer have entered into a Registration Rights Agreement in which the Issuer has agreed, upon the request of TDS, to file one or more registration statements under the Securities Act of 1933, as amended, or take other appropriate action under the laws of foreign jurisdictions in order to permit TDS to offer and sell, domestically or abroad, any debt or equity securities of the Issuer that TDS may hold at any time.

        The Revolving Credit Agreement provides, among other things, that the Issuer will not, without the prior written consent of TDS, purchase or redeem any shares of its stock or declare or pay any dividends thereon,

Schedule 13D
Issuer: American Paging, Inc.
Page 9 of 10

except to the extent of one-half of the cumulative consolidated net income, if any, of the Issuer for the period from and after January 1, 1994, or make any other distribution to its shareholders other than normal dividends payable with respect to preferred stock which may be issued.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 2.1 Asset Contribution Agreement, dated December 22, 1997, among TDS, TSR and TSR Wireless.

        Exhibit 2.2 Option Agreement, dated December 22, 1997, between TDS and TSR Wireless.

        Exhibit 99.1 Proposal Letter, dated December 23, 1997, from TDS to the Board of Directors of the Issuer offering to acquire the Common Shares not owned by TDS.

        Exhibit 99.2         Press release issued by TDS on December 23, 1997.

        The Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1(a), Exhibit 9.1(b) and Exhibit 9.1(c) to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1994.

Schedule 13D
Issuer: American Paging, Inc.
Page 10 of 10

                                JOINT FILING AGREEMENT

        The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties.

                                      SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of December 23, 1997.


TELEPHONE AND DATA SYSTEMS, INC.            THE VOTING TRUST

/s/ LeRoy T. Carlson, Jr.                   /s/ LeRoy T. Carlson, Jr.
------------------------------------        -----------------------------------
LeRoy T. Carlson, Jr.                       LeRoy T. Carlson, Jr.
Title: President and Chief Executive        Title: As Trustee and Attorney-in-
Officer                                     Fact for other Trustees*



                                  * Pursuant to Joint Filing Agreement and
                                  Power of Attorney previously filed with the Securities and Exchange Commission and incorporated by reference herein.



          Signature Page to Amendment No. 1 to Schedule 13D relating to the direct and indirect beneficial ownership of the
                      Common Shares of American Paging, Inc. by
         Telephone and Data Systems, Inc. and The Voting Trust, respectively.

Schedule 13D
Issuer: American Paging, Inc.

                                    APPENDIX INDEX

    Appendix A:       Directors of TDS

    Appendix B:       Executive Officers of TDS

    Appendix C:       Trustees of The Voting Trust

    Appendix D:       Security Ownership of  the Issuer by Directors and
                      Officers of TDS



                                    EXHIBIT INDEX

    EXHIBIT

    Exhibit 2.1 Asset Contribution Agreement, dated December 22, 1997, among TDS, TSR and TSR Wireless.

    Exhibit 2.2 Option Agreement, dated December 22, 1997, between TDS and TSR Wireless.

    Exhibit 99.1 Proposal Letter, dated December 23, 1997, from TDS to the Board of Directors of the Issuer offering to acquire the Common Shares not owned by TDS.

    Exhibit 99.2      Press release issued by TDS on December 23, 1997.

Schedule 13D
Issuer:  American Paging, Inc.
Appendix A
Page 1 of 6
                                      APPENDIX A

                                   DIRECTORS OF TDS


(I)     (a)   NAME:

              LeRoy T. Carlson

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Chairman of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

(II)    (a)   NAME:

              LeRoy T. Carlson, Jr.

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix A
Page 2 of 6

(III)   (a)   NAME:

              Rudolph E. Hornacek

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Engineering of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(IV)    (a)   NAME:

              Murray L. Swanson

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Executive Vice President - Finance of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix A
Page 3 of 6

(V)     (a)   NAME:

              James Barr, III

        (b)   BUSINESS ADDRESS:

              TDS Telecommunications Corporation
              301 South Westfield Road
              Madison, Wisconsin  53705-0158

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

(VI)          (a)     NAME:

              Donald R. Brown

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              834 Ethan's Glen Drive
              Knoxville, Tennessee  37923

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President of TDS Telecommunications Corporation

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix A
Page 4 of 6

(VII)   (a)   NAME:

              Donald C. Nebergall

        (b)   RESIDENCE ADDRESS:

              2919 Applewood Place, N.E.
              Cedar Rapids, Iowa  52402

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Consultant to Telephone and Data Systems, Inc. and other companies

        (d)   CITIZENSHIP:

              United States


(VIII)  (a)   NAME:

              Herbert S. Wander

        (b)   BUSINESS ADDRESS:

              Katten, Muchin & Zavis
              525 West Monroe Street
              Suite 1600
              Chicago, Illinois 60606-3693

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner in the law firm of Katten, Muchin & Zavis

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix A
Page 5 of 6

(IX)    (a)   NAME:

              Walter C.D. Carlson

        (b)   BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois  60603

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner in the law firm of Sidley & Austin

        (d)   CITIZENSHIP:

              United States

(X)     (a)   NAME:

              Letitia G.C. Carlson

        (b)   BUSINESS ADDRESS:

              George Washington University
              Medical Center
              2150 Pennsylvania Ave. N.W.
              Washington, D.C.  20037

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Medical Doctor and Assistant Professor, George Washington
              University
              Medical Center

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix A
Page 6 of 6

(XI)    (a)   NAME:

              George W. Off

        (b)   BUSINESS ADDRESS:

              Catalina Marketing Corporation
              11300 Ninth Street, North
              St. Petersburg, Florida  33716

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Catalina Marketing Corporation

        (d)   CITIZENSHIP:

              United States

(XII)   (a)   NAME:

              Martin L. Solomon

        (b)   BUSINESS ADDRESS:

              2665 South Bayshore Drive, Suite 906
              Coconut Grove, Florida 33133

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:
              Private Investor

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 1 of 9

                                      APPENDIX B


                              EXECUTIVE OFFICERS OF TDS

(I)     (a)   NAME:

              LeRoy T. Carlson

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Chairman of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(II)    (a)   NAME:

              LeRoy T. Carlson, Jr.

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 2 of 9

(III)   (a)   NAME:

              Murray L. Swanson

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Executive Vice President - Finance of Telephone and Data Systems, Inc.


        (d)   CITIZENSHIP:

              United States

(IV)    (a)   NAME:

              Rudolph E. Hornacek

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Engineering of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 3 of 9

(V)     (a)   NAME:

              H. Donald Nelson

        (b)   BUSINESS ADDRESS:

              United States Cellular Corporation
              8410 West Bryn Mawr
              Suite 700
              Chicago, Illinois  60631-3415

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(VI)    (a)   NAME:

              Donald W. Warkentin

        (b)   BUSINESS ADDRESS:

              Aerial Communications, Inc.
              8410 West Bryn Mawr
              Suite 1100
              Chicago, Illinois  60631-3415

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of Aerial Communications, Inc., an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 4 of 9


(VII)   (a)   NAME:

              Terrence T. Sullivan

        (b)   BUSINESS ADDRESS:

              American Paging, Inc.
              1300 Godward Street, N.E.
              Suite 3100
              Minneapolis, Minnesota  55413-1767

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of American Paging, Inc., an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(VIII)  (a)   NAME:

              James Barr, III

        (b)   BUSINESS ADDRESS:

              TDS Telecommunications Corporation
              301 South Westfield Road
              Madison, Wisconsin  53705-0158

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 5 of 9

(IX)    (a)   NAME:

              C. Theodore Herbert

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Human Resources of Telephone and Data Systems,
              Inc.

        (d)   CITIZENSHIP:

              United States

(X)     (a)   NAME:

              Gregory J. Wilkinson

        (b)   BUSINESS ADDRESS:

              TDS Corporate Madison
              8401 Greenway Boulevard
              P.O. Box 628010
              Madison, Wisconsin  53562-8010

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President and Corporate Controller of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 6 of 9

(XI)    (a)   NAME:

              George L. Dienes

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Corporate Development of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

(XII)   (a)   NAME:

              Michael K. Chesney

        (b)   BUSINESS ADDRESS:

              1014 South Briarcliffe Circle
              Maryville, Tennessee 37803

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Corporate Development of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 7 of 9

(XIII)  (a)   NAME:

              Byron A. Wertz

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              8000 West 78th Street, Suite 400
              Minneapolis, Minnesota  55439

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Corporate Development of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(XIV)   (a)   NAME:

              Scott H. Williamson

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Acquisitions of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 8 of 9

(XV)    (a)   NAME:

              Karen M. Stewart

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              8401 Greenway Boulevard
              Middleton, Wisconsin 53562


        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Investor Relations of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(XVI)   (a)   NAME:

              Edward W. Towers

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois  60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Vice President - Cellular Development of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer: American Paging, Inc.
Appendix B
Page 9 of 9

(XVII)  (a)   NAME:

              Michael G. Hron

        (b)   BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois 60603

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Secretary of Telephone and Data Systems, Inc. and Partner in the law firm of Sidley & Austin

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer:  American Paging, Inc.
Appendix C
Page 1 of 3

                                      APPENDIX C

                             TRUSTEES OF THE VOTING TRUST


(I)     (a)   NAME:

              LeRoy T. Carlson, Jr.

        (b)   BUSINESS ADDRESS:

              Telephone and Data Systems, Inc.
              30 North LaSalle Street
              Suite 4000
              Chicago, Illinois 60602

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              President and Chief Executive Officer of Telephone and Data Systems, Inc.

        (d)   CITIZENSHIP:

              United States


(II)    (a)   NAME:

              Walter C.D. Carlson

        (b)   BUSINESS ADDRESS:

              Sidley & Austin
              One First National Plaza
              Chicago, Illinois 60603

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Partner in the law firm of Sidley & Austin

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer:  American Paging, Inc.
Appendix C
Page 2 of 3

(III)   (a)   NAME:

              Letitia G.C. Carlson

        (b)   BUSINESS ADDRESS:

              George Washington University
              Medical Center
              2150 Pennsylvania Avenue, N.W.
              Washington, D.C. 20037

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Medical Doctor and Assistant Professor, George Washington
              University
              Medical Center

        (d)   CITIZENSHIP:

              United States

(IV)    (a)   NAME:

              Donald C. Nebergall

        (b)   RESIDENCE ADDRESS:

              2919 Applewood Place, N.E.
              Cedar Rapids, Iowa  52402

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Consultant to Telephone and Data Systems, Inc. and other companies

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer:  American Paging, Inc.
Appendix C
Page 3 of 3

(V)     (a)   NAME:

              Melanie J. Heald

        (b)   RESIDENCE ADDRESS:

              7410 Longmeadow Road
              Madison, Wisconsin  53717

        (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

              Homemaker.

        (d)   CITIZENSHIP:

              United States

Schedule 13D
Issuer:  American Paging, Inc.
Appendix D
Page 1 of 2

                                      APPENDIX D

              SECURITY OWNERSHIP OF THE ISSUER BY DIRECTORS AND OFFICERS
                         OF TELEPHONE AND DATA SYSTEMS, INC.

                               Number of Common Shares
                                    of the Issuer          Percentage of Class
                                  Beneficially Owned         of the lssuer's
   Name                      as of December 17, 1997 (1)      Common Shares
 -------                     ---------------------------   -------------------
James Barr, III                         --                         --

Donald R. Brown                         --                         --

LeRoy T. Carlson                        --                         --

LeRoy T. Carlson, Jr. (2)             1000                          *

Walter C.D. Carlson                     --                         --

Letitia G.C. Carlson                    --                         --

Michael K. Chesney                      --                         --

George L. Dienes                        --                         --

C. Theodore Herbert (2)               1000                          *

Rudolph E. Hornacek                     --                         --

Michael G. Hron (2)                    400                          *

Donald C. Nebergall                   2000                          *

H. Donald Nelson                        --                         --

George W. Off                           --                         --

Martin L. Solomon                       --                         --

Murray L. Swanson                       --                         --

Karen M. Stewart                        --                         --

Terrence T. Sullivan (3)            12,000                          *

Edward W. Towers                       800                          *

Schedule 13D
Issuer:  American Paging, Inc.
Appendix D
Page 2 of 2

                               Number of Common Shares
                                    of the Issuer          Percentage of Class
                                  Beneficially Owned         of the lssuer's
   Name                      as of December 17, 1997 (1)      Common Shares
 -------                     ---------------------------   -------------------
Herbert S. Wander                       --                         --

Donald W. Warkentin                     --                         --

Byron A. Wertz                          --                         --

Scott H. Williamson                     --                         --

Gregory J. Wilkinson (4)               500                          *

___________________
*   Less than 1%.

(1) Each person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the indicated number of Common Shares, unless otherwise indicated.

(2) Messrs. Carlson, Jr., Herbert and Hron are members of the investment management committee of the Telephone and Data Systems Tax-Deferred Savings Plan (the "Plan"). As of December 17, 1997, the Plan was the record holder of 77,899 Common Shares. In accordance with the position of the Securities and Exchange Commission's Division of Corporation Finance, such persons may be deemed to beneficially own Common Shares held by the Plan because they may be deemed to have investment or voting power over such shares. Such persons disclaim beneficial ownership of such shares except as reported herein.

(3) Includes 12,000 Common Shares subject to a stock option. This option becomes exercisable with respect to 4,000 Common Shares on February 16, 1997, February 16, 1998 and February 16, 1999 and expires on February 16, 2002.

(4)      Held in the name of the person's spouse.